SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

.
FOMENTO ECONÓMICO MEXICANO, S.A. B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this
Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐         No        ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V .

By:	/s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer

Date:  February 28, 2011

FEMSA Announces Shareholders Meeting

Monterrey, Mexico, February 28, 2011 — FOMENTO ECONOMICO MEXICANO, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX, BMV: FEMSAUBD) announces it will hold its Annual Shareholders Meeting on March 25, 2011.

Additionally, the company informs that the record date for FEMSA’s ADS holders (NYSE: FMX) in the US will be March 9, 2011.

(This release is an English translation of a document filed with the Mexican Stock Exchange.)

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FEMSA is a leading company that participates in the non-alcoholic beverage industry through Coca-Cola FEMSA, the largest independent bottler of Coca-Cola products in the world in terms of sales volume; in the retail industry through FEMSA Comercio, operating the largest and fastest-growing chain of convenience stores in Latin America, and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in over 70 countries.